UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number 001-40517

BON NATURAL LIFE LIMITED

(Translation of registrant’s name into English)

Room 601, Block C, Gazelle Valley, No.69, Jinye Road

High-Tech Zone, Xi’an, Shaanxi, China

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Pricing of $12 Million Best Efforts Offering

On March 16, 2025, Bon Natural Life Limited (the “Company”) priced a best efforts offering for the sale of units as described below for aggregate gross proceeds to the Company of $12 million, before deducting placement agent fees and other estimated expenses payable by the Company. The company is offering 8,333,332 units, consisting of 700,000 ordinary units (“Ordinary Units”) and 7,633,332 pre-funded units (“Pre-Funded Units”). Each Ordinary Unit consists of one Class A ordinary share of the Company, par value $0.001 per share (“Class A Ordinary Share”), one Series A warrant (“Series A Warrant”) to purchase one Class A Ordinary Share at an exercise price of $1.44 per share and one Series B warrant (“Series B Warrant”) to purchase one Class A Ordinary Share at an initial exercise price of $2.16 per share. Each Pre-Funded Unit consists of one pre-funded warrant (“Pre-Funded Warrant”) to purchase one Class A Ordinary Share, one Series A Warrant and one Series B Warrant. The purchase price of each Ordinary Unit will be $1.44, and the purchase price of each Pre-Funded Unit will be equal to such price minus $0.001.

The Pre-Funded Warrants will be exercisable immediately upon issuance and will expire when exercised in full. The Series A Warrants and Series B Warrants will be immediately exercisable upon issuance and will expire on the three year anniversary of their initial issuance date.

The exercise price of the Series A Warrants will be reset immediately following the thirtieth (30th) trading day (the “Reset Date”) following the issuance date of the Series A Warrants to a price equal to 105% of the arithmetic average of the sum of the three lowest per share volume-weighted average prices (“VWAPs”) of the Class A Ordinary Shares on the Nasdaq Capital Market (“Nasdaq”) for the twenty (20) trading days immediately prior to the Reset Date, provided that such price shall not be lower than $0.288 (the “Floor Price”).

A holder of Series B Warrants may, at any time and in its sole discretion, exercise its Series B Warrants in whole or in part by means of a “zero exercise price” option in which the holder is entitled to receive a number of Class A Ordinary Shares equal to the product of (a) the number of shares that would be issuable upon exercise of the Series B Warrant in accordance with the terms of such warrant if such exercise were by means of a cash exercise rather than a cashless exercise and (b) the quotient obtained by dividing (i) the exercise price minus the lowest VWAP of the Class A Ordinary Shares during the 10 trading days immediately prior to the applicable exercise date (such VWAP, the “Low Price”) by (ii) 50% of the Low Price. This “zero exercise price” option is only available at a time when the applicable Low Price is lower than the then applicable exercise price. At no time can the Low Price be lower than the Floor Price.

The Company intends to use the net proceeds from the offering for sales network expansion, research and development, production capacity expansion, and working capital and other general corporate purposes.

The securities in the offering are being offered pursuant to a securities purchase agreement with certain investors (the “Purchase Agreement”) and the Company’s registration statement on Form F-1 (File No. 333-283333), as amended, which was initially filed with the Securities and Exchange Commission (the “SEC”) on November 19, 2024 and declared effective by the SEC on March 14, 2025.

Also on March 16, 2025, the Company entered into a placement agency agreement (the “Placement Agency Agreement”) with Univest Securities, LLC (the “Placement Agent”), pursuant to which the Placement Agent is acting as sole placement agent for the offering and will receive at the closing of the offering a fee of 8.0% of the gross proceeds of the offering, a non-accountable expenses allowance of 1.5% of the gross proceeds of the offering and reimbursement of up to $100,000 for its actual and accountable out-of-pocket expenses related to the offering, including any fees and disbursements of the Placement Agent’s legal counsel.

The offering is expected to close on or about March 18, 2025, subject to satisfaction of customary closing conditions.

The foregoing descriptions of the Purchase Agreement, Series A Warrants, Series B Warrants, Pre-Funded Warrants and Placement Agency Agreement are qualified by reference to the full text of such documents, which are filed as exhibits to this report.

On March 17, 2025, the Company issued a press release announcing the pricing of the offering. A copy of the press release is attached as an exhibit to this report.

Exhibits

The following exhibits are included in this Form 6-K:

Exhibit No.	Description of Exhibit
4.3	Form of Series A Warrant
4.4	Form of Series B Warrant
4.5	Form of Pre-Funded Warrant
10.11	Form of Purchase Agreement, dated March 16, 2025
10.12	Placement Agency Agreement, dated March 16, 2025
99.1	Press Release, dated March 17, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 17, 2025	Bon Natural Life Limited

	By:	/s/ Yongwei Hu
Yongwei Hu
Chairman and Chief Executive Officer